Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

July 15, 2013 › Issue 22


US AIRWAYS
American

Arrivals

A joint merger communication for employees of the new American

Creating a premier global carrier

Operations Leadership Team Announced

We've reached another important milestone in our efforts to prepare to combine our airlines. Today we announced our leadership team for the new American Airlines operations group reporting to COO **Robert Isom**. They are:


Robert Isom
EVP, Chief Operating Officer
Kerry Hester
SVP, Customer Experience
Suzanne Boda
SVP, Asia, Canada, Europe & Cargo
Art Torno
SVP, Mexico, Caribbean, Latin America
Tim Campbell
Integration Consultant/ SVP, Air Operations
David Seymour
SVP, Technical Operations
Kenji Hashimoto
SVP, Regional Carriers
Paul Morell
Interim VP, Safety, Security and Environmental Programs
Carol Wright
VP, Customer Planning
Jim Butler
President, Cargo
Tim Lindemann
VP, Reservations
Donna Paladini
VP, Stations
Hector Adler
VP, InFlight Services
Open Position*
VP, Flight
Kimball Stone
VP, IOC/OCC
Paul Wroble
VP, Line Maintenance
Bill Collins
VP, Base Maintenance
Open Position**
VP, Engineering & Quality
Pedro Fabregas
President, Eagle
Steve Farrow
President, Piedmont
PIEDMONT AIRLINES
Keith Houk
President, PSA
PSA
Ed Bular
SVP, Single Operating Certificate (Temporary)
Tim Ahern
VP, Gateways & Hub Coordination
Note: The stations below have officer assignments while Tim is the officer assigned to DCA, LAX, JFK and PHX.
Art Pappas
VP, Dallas/Ft. Worth
Franco Tedeschi
VP, Chicago
Marilyn DeVoe
VP, Miami
MIAMI
Terri Pope
VP, Charlotte
Bob Ciminelli
VP, Philadelphia

Read Robert Isom's letter announcing his team on New Jetnet and Wings.

Additionally, the following officers will be acting in transition roles. Their expertise will help ensure that the new American has a successful take off after the close of the combination. They include **Captain Ed Bular**, **David Campbell**, **Fred Cleveland**, **Lauri Curtis**, **Ken Durst**, **Dion Flannery**, **John Hutchinson**, **Don Langford**, **Bob Maloney** and **Captain Paul Morell**.

The leadership teams of both companies appreciate the care and dedication with which the integration planning groups are approaching the planning process, and we will continue to keep you updated on future developments. In the meantime, let's be sure to congratulate and support these individuals in their respective appointments.

* Captain Lyle Hogg and Captain John Hale will remain in their respective VP of Flight positions until the combined organization is developed.

** Bill Cavitt and Kevin Brickner will remain in their current Engineering and Quality roles at their respective airlines.

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Meet our Leaders



Kerry Hester

- **Role at the new American:** SVP, Customer Experience
- **Responsibilities after close:** Kerry will coordinate the overall customer experience to ensure that we deliver reliability and convenience before, during and after travel.
- **Current position:** SVP, Customer Experience, US Airways
- **Years at US Airways:** 6
- **Education:** BA in Economics from Tulane University and an MBA from the Stephen M. Ross School of Business at the University of Michigan.
- **Did you know**...Kerry is planning not one, but two mergers. In addition to AA-US, she's also planning her November wedding. She's also a newly certified SCUBA diver.



Carol Wright

- **Role at the new American:** VP, Customer Planning
- **Responsibilities after close:** Carol will oversee all planning functions for customer-facing operating groups, provide analytical support to operating decisions, measure performance against goals and lead efforts to offer best-in-class service recovery.
- **Current position:** VP, Customer Planning, American Airlines
- **Years at American:** 25
- **Education:** BA degree from Colorado College and master's degree in Management from Northwestern University.
- **Did you know**...Carol was an extra in the TV movie "Miracle on Ice" starring Karl Malden and Andrew Stevens.



Tim Lindemann

- **Role at the new American:** VP, Reservations and Customer Planning
- **Responsibilities after close:** Tim will manage American's Reservations centers, with a focus on efficient and friendly service and centralized support.
- **Current position:** VP, Reservations and Customer Planning, US Airways
- **Years at US Airways:** 22, including 14 at America West
- **Education:** BS in Finance from the University of Wisconsin and an MBA from the W. P. Carey School of Business at Arizona State University.
- **Did you know**...Tim and his 14-year-old son swam from Alcatraz Island to downtown San Francisco and from one side of the Golden Gate Bridge to the other one weekend in April this year.



Donna Paladini

- **Role at the new American:** VP, Stations
- **Responsibilities after close:** Donna will lead safe and reliable airport operations for all domestic non-hub stations.
- **Current position:** VP, Airport Customer Service and Ops Support, US Airways
- **Years at US Airways:** 31
- **Education:** BS in business administration from Robert Morris College in Pittsburgh.
- **Did you know**...Donna and husband Joe have 23-year-old twins. Elizabeth lunched and danced with Warren Buffet and Joseph was involved in filming a "Diners, Drive-Ins and Dives" episode for the Food Network!



Tim Ahern

- **Role at the new American:** VP, Gateways and Hub Coordination
- **Responsibilities after close:** Tim will have responsibility for airport operations in Los Angeles, New York, Phoenix and Washington, D.C., and will coordinate with leaders to deliver safe, reliable and consistent operations at American's largest airports.
- **Current position:** VP, New York and International, American Airlines
- **Years at American:** 35
- **Education:** BS degree in Aviation and Business Administration from Dowling College.
- **Did you know**...Tim fell in love with his wife of 33 years the first time he saw her.



Bob Ciminelli

- **Role at the new American:** VP, PHL
- **Responsibilities after close:** Bob will be responsible for PHL.
- **Current position:** VP, PHL Hub, US Airways
- **Years at US Airways:** 5 in addition to 29 at American Airlines
- **Education:** Bob attended the University of Buffalo.
- **Did you know**...The captain of the USS John C. Stennis invited Bob aboard for 24 hours. Bob's plane took off and landed on the carrier. The landing would have been aborted, but luckily, the fourth wire caught the plane.

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Meet our Leaders



Marilyn DeVoe

- **Role at the new American:** VP, MIA
- **Responsibilities after close:** Marilyn will be responsible for MIA.
- **Current position:** VP, MIA, American Airlines
- **Years at American:** 36
- **Education:** BS in Finance from the University of Rhode Island.
- **Did you know**...Marilyn met her husband when she was in a car accident. He was the police officer at the scene who cited her as "following too close at an unsafe speed." Marilyn contested that – and won! – and found her husband in the process.



Art Pappas

- **Role at the new American:** VP,DFW
- **Responsibilities after close:** Art will be responsible for DFW.
- **Current position:** VP, DFW, American Airlines
- **Years at American:** 37
- **Education:** BA in Psychology from the State University of New York at Buffalo.
- **Did you know**...Art went skydiving once with 12 colleagues and less than 10 minutes of training. It didn't go well and each person, in their own special way, suffered some sort of injury or indignity.



Terri Pope

- **Role at the new American:** VP, CLT
- **Responsibilities after close:** Terri will be responsible for CLT.
- **Current position:** VP, CLT Hub, US Airways
- **Years at US Airways:** 30
- **Aviation career:** Terri began her career at US Airways working for Air Kentucky Airlines, an Allegheny commuter carrier.
- **Did you know**...Terri's airline career has spanned 11 cities, eight states and 13 airports. At age 19, she passed on a flight attendant position offer at American.



Franco Tedeschi

- **Role at the new American:** VP, ORD
- **Responsibilities after close:** Franco will oversee ORD.
- **Current position:** VP, ORD, American Airlines
- **Years at American:** 23
- **Education:** Associate degree in Science and General Studies from Reid Kerr College and an associate degree in Science Aviation from East Surry College.
- **Did you know**...Franco has lived in 10 different cities worldwide but has never lost the distinctive accent he had as a son of Italy who moved to the UK at a very young age.



Art Torno

- **Role at the new American:** SVP, Mexico, Caribbean, Latin America
- **Responsibilities after close:** Art's portfolio will include the airline's growing presence in these regions, coordinating all aspects of the business, including airport operations and strategic initiatives.
- **Current position:** VP, Mexico/Caribbean/ Latin America, American Airlines
- **Years at American:** 34
- **Education:** BS degree in Business Administration from LaSalle University.
- **Did you know**...Art put himself through college by making Philly cheesesteaks, hoagies and Italian Water Ice every summer and holiday since age 15.



Suzanne Boda

- **Role at the new American:** SVP, Asia, Canada, Europe (ACE) and Cargo
- **Responsibilities after close:** Suzanne will oversee international operations in ACE, and cargo operations.
- **Current position:** SVP, Airport Customer Service, International and Cargo, US Airways
- **Years at US Airways:** 5
- **Education:** Suzanne holds a BA in Asian studies and in Spanish from Gustavus Adolphus College in St. Peter, Minn.
- **Did you know**...Suzanne is an avid environmentalist working to restore a lake in Minnesota to its natural state.

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Meet our Leaders



Jim Butler

- **Role at the new American:** President, Cargo
- **Responsibilities after close:** Jim will be responsible for all aspects of the global cargo business.
- **Current position:** Managing Director, Corporate Planning and Performance, American Airlines
- **Years at American:** 17
- **Education:** BS in Hotel Management from Cornell University and an MBA from Northwestern University's Kellogg School of Management.
- **Did you know**...Jim is of Peruvian descent, fluent in Spanish and has lived in five different countries.



Tim Campbell

- **Role at the new American:** Integration Consultant/SVP, Air Operations
- **Responsibilities after close:** Tim will lead the integration of the IOC/OCC, Flight and InFlight teams, as well as crew resources, operations planning and performance engineering functions.
- **Current position:** Founder, President and CEO of Mountain Vista Consulting, LLC
- **Education:** BS in Aerospace Engineering from the University of Michigan and an MBA from Seattle University.
- **Did you know**...Tim and his wife Keli homeschooled their youngest child in southern Spain during a five-month sabbatical. Their adult children will never forgive their parents for not allowing them to tag along.



Hector Adler

- **Role at the new American:** VP, InFlight Services
- **Responsibilities after close:** Hector will be responsible for all aspects of the customer experience during flight and lead the flight attendant work force.
- **Current position:** VP, InFlight Services, US Airways
- **Years at US Airways:** 4, in addition to 15 at American
- **Education:** MA in Literature from New York University and a BA in Liberal Arts from City University of New York.
- **Did you know**...Hector lived in Argentina, Brazil, Switzerland and the Philippines while his father was in the foreign service.



Captain Kimball Stone

- **Role at the new American:** VP, IOC/OCC
- **Responsibilities after close:** Kimball will have responsibility for American's operations control center function and will oversee the integration of related functions at both airlines.
- **Current position:** Managing Director, Integrated Operations Center, American Airlines
- **Years at American:** 24
- **Education:** BS in Business Administration from Breyer University.
- **Did you know**...Kimball raced off-road motorcycles competitively until a few years ago when he succumbed to injury or better judgment. He remains a motorsports enthusiast from the grandstands.



Kenji Hashimoto

- **Role at the new American:** SVP, Regional Carriers
- **Responsibilities after close:** Kenji will oversee wholly owned subsidiaries American Eagle Airlines, PSA and Piedmont, and regional affiliates that operate as Eagle and US Airways Express.
- **Current position:** President, Cargo, American Airlines
- **Years at American:** 14
- **Education:** BS degree in Physics from Harvey Mudd College and an MBA in Finance from Northwestern University's Kellogg School of Management.
- **Did you know**...Kenji once booked a modeling job. Everything but his hand was cropped out of the final ad.



Pedro Fábregas

- **Role at the new American:** President, American Eagle Airlines
- **Responsibilities after close:** Pedro will lead wholly owned subsidiary American Eagle Airlines, Inc.
- **Current position:** SVP, Customer Services, American Eagle Airlines
- **Years at American:** 30
- **Education:** BA in Administration and Finance from the University of the Sacred Heart (Puerto Rico) and a Master of Arts from the University of Miami School of Business Administration.
- **Did you know**...Pedro started at American at the SJU ticket counter after 10 attempts to land a job while he was under 18.

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Meet our Leaders



Steve Farrow

- **Role at the new American:** President, Piedmont Airlines
- **Responsibilities after close:** Steve will lead wholly owned subsidiary Piedmont Airlines.
- **Current position:** President and CEO, Piedmont Airlines
- **Years at US Airways:** 27
- **Education:** Steve is a graduate of Dartmouth College and served 21 years in the U.S. Navy.
- **Did you know**...Steve has completed the Marine Corps Marathon four times!



Keith Houk

- **Role at the new American:** President, PSA Airlines
- **Responsibilities after close:** Keith will lead wholly owned subsidiary PSA Airlines.
- **Current position:** President and CEO, PSA Airlines
- **Years at US Airways:** 21
- **Education:** BA of Business Administration from Ohio University. After graduation, he joined the United States Air Force (USAF) until he left in 1974 at the rank of Captain to join the airline industry.
- **Did you know**...Keith took a trans-Atlantic flight in the cockpit of a British Airways Concorde and recently flew on a Czechoslovakian fighter plane with a former member of the USAF's Thunderbird team.



David Seymour

- **Role at the new American:** SVP, Technical Operations
- **Responsibilities after close:** David will be responsible for all aspects of the airline's technical operations, including line and base maintenance activities.
- **Current position:** SVP, Operations, US Airways
- **Years at US Airways:** 14, including 6 at America West
- **Education:** Master's of Management in Marketing and Transportation from Kellogg Graduate School of Business, Northwestern University and a BS degree in Mathematical Science of Operations Research from the U.S. Military Academy.
- **Did you know**...David completed 1,200 sky dives and over 120 military jumps out of perfectly good airplanes, including a year he served on the U.S. Army Parachute Team, the "Golden Knights."



Paul Wroble

- **Role at the new American:** VP, Line Maintenance
- **Responsibilities after close:** Paul will assume responsibilities for all line maintenance operations.
- **Current position:** VP, Maintenance Operations, US Airways
- **Years at US Airways:** 1
- **Education:** BS in Aviation Technology from Purdue University and an MBA from Northwestern University's Kellogg Graduate School of Management. He is also a licensed A&P mechanic.
- **Did you know**...Paul tours and hikes remote Pacific World War II battlefields and has been to Saipan, Guam, Tinian, Corregidor and the Bataan Peninsula.



Bill Collins

- **Role at the new American:** VP, Base Maintenance
- **Responsibilities after close:** Bill's responsibilities will include aircraft and engine overhauls.
- **Current position:** VP, Base Maintenance, American Airlines
- **Years at American:** 3
- **Education:** BS in Electrical Engineering from the Rochester Institute of Technology and completed the Kellogg School of Management Executive Development Program at Northwestern University.
- **Did you know**...Bill bought, transferred and developed high tech nuclear technology in the former Soviet Union shortly after the 1991 Soviet coup d'état.

Check marks the spot...for another merger milestone!

Last Friday, US Airways held its Annual Meeting of Shareholders where shareholders overwhelmingly approved the proposed combination of American and US Airways. This is a major milestone in the merger process and keeps us on track to complete the transaction in the third quarter of 2013. We owe it all to you – we continue to make excellent progress preparing for the new American thanks to hard work of American and US Airways employees.


Merger announcement on 2/14/13
AMR files Plan of Reorganization, Disclosure Statement and registration statement on Form S-4, including preliminary proxy statement/prospectus for US Airways annual meeting of shareholders, on 4/15/13
US Airways shareholders to vote on approving merger this summer
Regulatory reviews to be completed
Bankruptcy Court to confirm Plan of Reorganization
Merger planned to close in 3Q13

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Love me legal Following is legal language, which we?re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as ?may,? ?will,? ?expect,? ?intend,? ?anticipate,? ?believe,? ?estimate,? ?plan,? ?project,? ?could,? ?should,? ?would,? ?continue,? ?seek,? ?target,? ?guidance,? ?outlook,? ?forecast? and other similar words. These forward-looking statements are based on AMR?s and US Airways? current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the ?Risk Factors? and ?Management?s Discussion and Analysis of Financial Condition and Results of Operations? sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Stay in the Know We?ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com ? a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways & @USemployees, and on Facebook (AmericanAirlines & US Airways) Questions: corp.comm@aa.com or corporate.communications@ usairways.com Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (?AMR?) has filed with the Securities and Exchange Commission (?SEC?) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (?US Airways?) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec. gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways? website at www. usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR?s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com Arrivals July 15, 2013 ISSUE 22 Past issues available on new Jetnet and Wings 6 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com